

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Lawrence J. Hineline
Sr. VP of Finance, CFO
Intra-Cellular Therapies, Inc.
30 East 29th Street
New York , New York 10016

> **Re: Intra-Cellular Therapies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-36274**

Dear Lawrence J. Hineline:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2023 and December 31, 2022, page 65

1.   We note that your net product sales (which are comprised of sales of CAPLYTA for the treatment of schizophrenia and bipolar depression) increased 85% from $249.1 million for the year ended December 31, 2022 to $462.2 million for the year ended December 31, 2023. We further note a 53% increase in net product sales for the quarter ended March 31, 2024 over the comparable prior year period as reported in your March 31, 2024 Form 10-Q. Please revise your future filings to clearly disclose the reasons for significant changes in the reported amounts of revenues and expenses for each period presented. Please also describe the extent to which such changes in net product sales are attributable to changes in prices versus volumes or to the introduction of new products or services. Refer to Item 3-03(b)(2)(iii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences